Exhibit 99.2

ANNUAL AND SPECIAL MEETING (THE “MEETING”)
OF THE HOLDERS OF COMMON SHARES (THE “SHAREHOLDERS”)
OF TIMMINS GOLD CORP. (THE “COMPANY”)
HELD ON JULY 18, 2013

REPORT ON VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

At the Meeting, Shareholders were asked to consider certain matters, as set out in the Company’s Management Information Proxy Circular dated June 14, 2013 (the “Information Circular”).

A total of 102,634,103 shares were voted in person and by proxy at the Meeting, although not all shares were voted in respect of certain matters at the Meeting.

The following matters were put to a vote and passed at the Meeting:

1.      By a vote by ballot, the ordinary resolutions to elect each of the nominees listed in the Information Circular as directors until the next annual general meeting were passed. Voting results for the individual directors were as follows:

Director	Votes For	Votes Withheld
Arturo Bonillas	49,021,495	46,023,886
Bruce Bragagnolo	49,351,295	45,694,086
Frank Cordova	78,612,756	16,432,625
R. Barry Fraser	93,594,326	1,451,054
Eugene Hodgson	50,270,904	44,774,477
Keith Peck	94,335,301	710,079
Paula Rogers	94,447,401	597,979
Miguel Soto	66,432,313	28,613,067

2.      By a vote by show of hands, the ordinary resolution to re-appoint Deloitte, LLP, Chartered Accountants, as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors was passed.

3.     By a vote by show of hands, the ordinary resolution to approve the Company’s Stock Option Plan, as set forth in the Information Circular, was passed.

Dated at Vancouver, this 13th day of August, 2013.

TIMMINS GOLD CORP.

Per: “Leslie Kapusianyk”
Leslie Kapusianyk, Corporate Secretary